UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . 10.4
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Home Inns & Hotels Management Inc.

(Name of Issuer)

Ordinary Shares, $0.005 par value per share

(Title of Class of Securities)

G6647N 10 8

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6647N 10 8

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AsiaStar IT Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G6647N 10 8

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AsiaStar Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G6647N 10 8

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sycamore Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G6647N 10 8

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter Gerry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G6647N 10 8

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kilin To

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G6647N 10 8

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Whitman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The issuer of the securities to which this statement relates is Home Inns & Hotels Management Inc., a Cayman Islands corporation.
	(b)	Address of Issuer’s Principal Executive Offices The issuer’s principal executive offices are located at No. 400, Tian Yao Qiao Road, Shanghai F4 200030.

Item 2.
	(a)	Name of Person Filing The filing persons are AsiaStar IT Fund L.P., AsiaStar Partners, L.P., Sycamore Management Corporation, Peter Gerry, Kilin To and John Whitman.
	(b)	Address of Principal Business Office or, if none, Residence The principal business office for each filing person is 845 Alexander Road, Princeton, New Jersey 08540.
(c)

Citizenship
The citizenship or place of organization for each filing person is as follows: AsiaStar IT Fund L.P., a Cayman Islands limited partnership; AsiaStar Partners, L.P., a Cayman Islands limited partnership; Sycamore Management Corporation, a Delaware corporation; Peter Gerry, a United States citizen; Kilin To, a United States citizen; and John Whitman, a United States citizen.

	(d)	Title of Class of Securities The title of the class of securities is ordinary shares, $0.005 par value per share.
	(e)	CUSIP Number The CUSIP number is G6647N 10 8.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
The filing categories pursuant to Rule 13d 1(b), or 13d 2(b) or (c) are not applicable to each of the filing persons.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The number of shares beneficially owned by each filing person is as follows: AsiaStar IT Fund L.P. – 0;
AsiaStar Partners, L.P. – 0; Sycamore Management Corporation – 0; Peter Gerry – 0; Kilin To – 0; and John Whitman – 0.

(b)

Percent of class:

The percent of the class held by each filing person is as follows: AsiaStar IT Fund L.P. – 0%;
AsiaStar Partners, L.P. – 0%; Sycamore Management Corporation – 0%; Peter Gerry – 0%; Kilin To – 0%; and John Whitman – 0%.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Each filing person does not have the sole power to vote or to direct the vote of any of the shares.
(ii)

Shared power to vote or to direct the vote

Each filing person has the shared power to vote or to direct the vote of the following shares: AsiaStar IT Fund L.P. – 0; AsiaStar Partners, L.P. – 0; Sycamore Management Corporation – 0;
Peter Gerry – 0; Kilin To – 0; and John Whitman – 0.

(iii) Sole power to dispose or to direct the disposition of Each filing person does not have the sole power to dispose or to direct the disposition of any of the shares.
(iv)

Shared power to dispose or to direct the disposition of

Each filing person has the shared power to dispose or to direct the disposition of the following shares: AsiaStar IT Fund L.P. – 0; AsiaStar Partners, L.P. – 0; Sycamore Management Corporation – 0; Peter Gerry – 0; Kilin To – 0; and John Whitman – 0.

AsiaStar IT Fund L.P. is managed by its general partner, AsiaStar Partners, L.P., which is managed by Sycamore Management Corporation.  As owners of Sycamore Management Corporation, Mr. Peter Gerry, Mr. Kilin To and Mr. John Whitman share the ultimate power to vote or direct the vote and to dispose or direct the disposition of such shares.

The reporting persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of their pecuniary interest therein.

The filing of this joint statement on Schedule 13G shall not be deemed an admission that the filing persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIASTAR IT FUND L.P.
By: Sycamore Management Corporation, the
management corporation of its general partner,
AsiaStar Partners, L.P.

By:	/s/ John Whitman	Dated: September 18, 2008
Name:	John Whitman
Title:	Partner

ASIASTAR PARTNERS, L.P.
By: Sycamore Management Corporation, its
management corporation

By:	/s/ John Whitman	Dated: September 18, 2008
Name:	John Whitman
Title:	Partner

SYCAMORE MANAGEMENT CORPORATION

By:	/s/ John Whitman	Dated: September 18, 2008
Name:	John Whitman
Title:	President

PETER GERRY

/s/ Peter Gerry		Dated: September 18, 2008

KILIN TO

/s/ Kilin To		Dated: September 18, 2008

JOHN WHITMAN

/s/ John Whitman		Dated: September 18, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).